Exhibit 19.2
Rayonier Inc.
Supplemental Insider Trading Policy
(Effective July 14, 2023)

Purpose
This Insider Trading Policy (the "Policy") provides guidelines with respect to transactions in the securities of Rayonier Inc. (the "Company" or “Rayonier”) and the handling of confidential information about the Company and the companies with which Rayonier does business. The Company has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to the Policy
This Policy applies to all members of the Company's Board of Directors, all officers of the Company, and all other employees designated by the Corporate Secretary as subject to this Policy (hereinafter referred to as “Key Employees”). This Policy supplements Corporate Policy 3.4 (Trading In Rayonier Securities), which applies to all Rayonier employees. The Company may determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy, as described below.

Transactions Subject to the Policy
This Policy applies to transactions in the Company's securities (collectively referred to in this Policy as "Rayonier Securities"), including Rayonier common stock, options to purchase Rayonier common stock, requests for redemption of limited partnership units in Rayonier, L.P., Rayonier’s senior notes, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Rayonier Securities. This Policy also applies to certain elections you may make under a 401 (k) Plan, including: (a) an election to make an intra-plan transfer of an existing account balance out of the Rayonier Stock Fund; and (b) an election to borrow money against your 401 (k) Plan account if the loan will result in a liquidation of some or all of your Rayonier Stock Fund balance.

Individual Responsibility
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Rayonier Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Corporate Secretary, the General Counsel or any other member of the Law Department, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

Administration of the Policy
The Corporate Secretary shall be responsible for administration of this Policy. All determinations and interpretations by the Corporate Secretary shall be final and not subject to further review.

Statement of Policy
It is the policy of Rayonier that no director, officer or Key Employee (or any other person designated by this Policy or by the Corporate Secretary as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.Engage in transactions in Rayonier Securities, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans," "Transactions Not Involving a Purchase or Sale" and "Rule 10b5-1 Plans;"

2.Recommend the purchase or sale of any Rayonier Securities;

3.Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates and investors, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of material information regarding the Company; or

4.Assist anyone engaged in the above activities.

In addition, no director, officer or Key Employee (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier, may trade in that company's securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Rayonier's reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information
Material Information. Information is considered "material" if a reasonable investor would consider it important in making a decision to buy, hold or sell securities. Any information that could be expected to affect Rayonier's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•Projections of future earnings or losses, or other earnings guidance, including changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A pending or proposed joint venture;
•A Company restructuring;
•Significant related party transactions;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•The establishment of a repurchase program for Rayonier Securities;
•A change in the Company's pricing or cost structure;
•A change in management;
•A change in auditors or notification that the auditor's reports may no longer be relied upon;
•Development of a significant new product, process, or service;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Impending bankruptcy or the existence of severe liquidity problems;
•The gain or loss of a significant customer or supplier;
•A significant cybersecurity incident, such as a data breach, or any other breach or unauthorized access to Company property or assets through its information technology infrastructure; or
•The imposition of an event-specific restriction on trading in Rayonier Securities or the securities of another company or the extension or termination of such restriction.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones "broad tape," newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to Rayonier employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second full trading business day following release of the information. If, for example, the Company were to make an announcement before the market opens on a Monday, you should not trade in Rayonier Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Transactions by Family Members and Others
This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Rayonier Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Rayonier Securities (collectively referred to as "Family Members"). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Rayonier Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control
This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans
This Policy does not apply in the case of the following transactions, except as specifically noted:

“Exercise and Hold” Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company's plans where all of the underlying shares are retained by the employee (i.e., an “exercise and hold”). This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any withholding of shares subject to an option to satisfy the exercise price or tax withholding requirements (i.e., a “sale to cover”), or any other market sale for the purpose of generating the cash needed to pay the exercise price or tax obligations associated with an option.

Vesting of Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Rayonier Securities under the Company's dividend reinvestment plan resulting from your reinvestment of dividends paid on Rayonier Securities. This Policy does apply, however, to voluntary purchases of Rayonier Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Rayonier Securities purchased pursuant to the plan.

Transactions Not Involving a Purchase or Sale
Bona fide gifts of Rayonier Securities are not transactions subject to this Policy. However, for Section 16 officers and directors, gifts are reportable (i) on Form 4 for gifts from Section 16 officers and directors and (ii) on a year-end Form 5 filing for bona fide gifts to a Section 16 officer or director, and are therefore, in each case, subject to the pre-clearance notification procedures specified under the heading “Additional Procedures” below. Further, transactions in mutual funds that are invested in Rayonier Securities are not transactions subject to this Policy.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company's preferences as described below:
Short Sales. Short sales of Rayonier Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Rayonier Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.
Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or Key Employee is trading based on material nonpublic information and focus a director's, officer's or other employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.
Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a person to continue to own Rayonier Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other shareholders. Therefore, this Policy prohibits engaging in any such transactions.
Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Rayonier Securities, directors, officers and Key Employees are prohibited from holding Rayonier Securities in a margin account or otherwise pledging Rayonier Securities as collateral for a loan.
Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. Absent controls over the timing of purchases or sales that result from standing instructions to a broker, the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore requires that any standing order or limit order put in place by a person subject to this Policy be limited in duration so as to expire prior to the beginning of a Blackout Period (as defined below) and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures."
Share Lending Programs. Brokers or other third parties may offer you certain share lending programs whereby the broker or third-party borrows your Rayonier securities in exchange for a fee paid to you. These share lending programs are often designed to allow your broker or the third party to transact or facilitate derivative transactions in Rayonier securities, including short sale transactions. As noted above, short sales of Rayonier securities are prohibited by this Policy. By engaging in these share lending programs, a person is likely facilitating such transactions on behalf of others. Because these share lending programs may facilitate transactions that are speculative and/or misaligned with Rayonier's long-term business objectives, engaging in such programs is prohibited by this Policy.

Additional Procedures
The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.

Pre-Clearance Procedures. Directors, executive officers and Key Employees, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Rayonier Securities without first obtaining pre-clearance of the transaction from the Corporate Secretary’s office or the General Counsel. A request for pre-clearance should be submitted at least one business day in advance of the proposed transaction. The Corporate Secretary or General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Rayonier Securities, and should not inform any other person of the restriction. Pre-clearance approvals are effective beginning the date received (unless otherwise specified) and remain in effect until the earlier to occur of completion of the transaction, the director, executive officer or key Employee receiving material non-public information, or commencement of a Blackout Period (as defined below).

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Corporate Secretary. If the requestor is a designated Section 16 officer or director, he or she should also indicate whether they have effected any non-exempt "opposite-way" transactions within the past six months, and should be prepared for reporting of the proposed transaction on an appropriate Form 4 or Form 5, and to comply with SEC Rule 144 and file Form 144, if necessary, no later than the time of any sale.

Trading Restrictions. Directors, executive officers and Key Employees, as well as their Family Members or Controlled Entities, may not conduct any transactions involving Rayonier Securities (other than as specified by this Policy), during the following "Blackout Periods":

(1)beginning on the day of announcement of a dividend (i.e., the day of the Board meeting at which a dividend is declared) and continuing through and including two full trading days following the announcement; and
(2)beginning two calendar weeks prior to the month-end close of the last month of each fiscal quarter and continuing through and including two full trading days following release of the earnings announcement for the preceding quarter.
Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, all persons designated and so notified by the Corporate Secretary or General Counsel may not trade in Rayonier Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Corporate Secretary or General Counsel, designated persons should refrain from trading in Rayonier Securities even sooner than the typical Blackout Period described above. In that situation, the Corporate Secretary or General Counsel may notify these persons that they should not trade in Rayonier Securities. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Each such event-specific trading restriction shall also constitute a “Blackout Period.” Even if the Corporate Secretary or General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

Exceptions. The trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and “Transactions Not Involving a Purchase or Sale." Further, the requirement for pre-clearance, the trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Plans, described below.

Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Rayonier Securities that meets certain conditions specified in the Rule (a "Rule 10b5-l Plan"). If the plan meets the requirements of Rule 10b5-1, Rayonier Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Corporate Secretary and meet the requirements of Rule l0b5-1 and the Company’s internal requirements set forth below.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
For Section 16 reporting officers, a Rule 10b5-1 Plan is the preferred method for an option exercise and sale. Merrill Lynch can assist with putting together a conforming Rule 10b5-1 Plan. Unlike a standing limit order, such a plan will remain active through any Blackout Periods. For Section 16 reporting officers and directors, note that any Form 4 filed in connection with a trade under a 10b5-1 Plan must select a checkbox on such Form 4 and include a footnote regarding the existence of and the date of adoption of the Rule 10b5-1 Plan.

The following guidelines apply to all Rule 10b5-1 Plans:
•You may not enter into, modify or terminate a Rule 10b5-1 Plan during a Blackout Period or while in possession of material nonpublic information.
•All Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.

•You may not commence sales under a Rule 10b5-1 Plan until (i) at least 30 days following the date of establishment or modification of the plan or (ii), if you are a Section 16 director or officer, the later of (1) 90 days following the date of establishment or modification of such plan and (2) two business days following the disclosure of Rayonier's quarterly results in a Form 10-Q or Form 10-K
•If all or part of an option award has been approved for exercise, you may choose to use a Rule 10b5-1 Plan to provide for exercise and sale of up to 25% of the option shares per month at not less than a specified price.
•If a Rule 10b5-1 Plan is terminated, you must wait at least 30 days before trading outside of the plan.
Any Rule 10b5-1 Plan must be submitted for approval three business days prior to the entry into the plan. No further pre-approval of transactions conducted pursuant to the Rule l0b5-1 Plan will be required.

Post-Termination Transactions
This Policy continues to apply to transactions in Rayonier Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Rayonier Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “Additional Procedures” above, however, will cease to apply to transactions in Rayonier Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Consequences of Violations
The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Rayonier Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities, as well as foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Corporate Secretary or the General Counsel.